SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Phone: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE SEVEN HUNDRED SEVENTY FOURTH MEETING OF THE BOARD OF

DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ No. 00001180/0001-26

I hereby certify for the due purposes that, on March fourteen, two thousand and seventeen, the Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras was called to give its opinion by electronic means regarding the agenda. The following expressed their considerations: the Chairman JOSÉ LUIZ ALQUÉRES and the Directors WILSON FERREIRA JR, VICENTE FALCONI CAMPOS, ELENA LANDAU, ANA PAULA VITALI JANES VESCOVI and MOZART DE SIQUEIRA CAMPOS ARAÚJO, JOSÉ PAIS RANGEL, CARLOS EDUARDO RODRIGUES PEREIRA and ESTEVES COLNAGO PEDRO JUNIOR. Decision: DEL-060/2017. Proposal of Statutory Amendment of Centrais Elétricas Brasileiras S.A. – Eletrobras, in compliance with Official Communication no. 358/2017/PGFN/CAS. RES-117, of 02.13.2017. The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras, using the powers conferred on it, endorsing a decision of the Executive Board, and consubstantiated in the Report to the Executive Board no. PR-077, of 02.13.2017, DECIDED: 1. to approve the proposed statutory amendment, subsequently calling a General Shareholders Meeting to deliberate on the said proposed amendments to Eletrobras' Articles of Association in compliance with Official Communication No. 358/2017/PGFN/CAS, subject to approval by the governmental bodies SEST and ANEEL; 2. to determine that Corporate Governance - PREC adopt the necessary measures to obtain the favorable answers of the above government agencies; 3. to determine that the Financial and Investor Relations Board - DF, together with the General Secretariat - PRGS, adopt the necessary measures to call the General Shareholders Meeting referred to in item 1. The Director CARLOS EDUARDO RODRIGUES PEREIRA voted against. There being no further business to discuss, the Chairman of the Board closed the meeting and determined the drafting of this certificate, which, after being read and approved, was signed by me, EDMARA APARECIDA BARBOSA DE SOUZA, Secretary of the Board. The other deliberations of this meeting were omitted in this certificate for being related to interests merely internal to the Company, legitimate caution, supported by the management's secrecy duty, according to the caput of Article 155 of Act 6,404 (The Brazilian Corporation Law), being, therefore, outside the scope of the standard mentioned in paragraph 1 of article 142 of the said Law.

Rio de Janeiro, March 14, 2017.

EDMARA APARECIDA BARBOSA DE SOUZA
Acting Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.